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                                                                      EXHIBIT 22


Contact:         Robert M. Burton
                 Director of Corporate Communications
                 (513) 527-7471

FOR IMMEDIATE RELEASE

U.S. SHOE SAYS LUXOTTICA LAWSUIT SEEKING TO BLOCK FOOTWEAR DEAL WITH NINE WEST GROUP IS WITHOUT MERIT

         CINCINNATI, OHIO March 27, 1995 - The United States Shoe Corporation (NYSE:USR) said today that Luxottica's amended complaint intended to block the previously announced sale of U.S. Shoe's Footwear Group to Nine West Group Inc. is totally without merit. A definitive agreement for that $600 million transaction was announced March 16 by U.S. Shoe and Nine West.

"Luxottica appears to be attempting to prevent our shareholders from receiving the benefit of this transaction," said Bannus B. Hudson, President and CEO of U.S. Shoe. "Their complaint has no merit, and will not distract us from continuing our efforts to maximize value for our shareholders. This is wholly-consistent with Luxottica's goal to buy U.S. Shoe at the cheapest possible price. However, we reiterate that if Luxottica is interested in pursuing a transaction in which the value received by our shareholders would be enhanced, we are be prepared by explore that with them. As with all other interested parties, we would share with Luxottica certain non-public information once Luxottica executes an appropriate confidentiality agreement."

"We have repeatedly stated our commitment to maximize shareholder value and have shown our ability to do so by reaching the agreement with Nine West. We continue to receive interest in our two remaining segments and we will thoroughly evaluate all options for maximizing shareholder value," said Hudson.

U.S. Shoe is a specialty retailer of women's apparel, optical products, and footwear, operating 2,349 retail outlets and leased departments with such familiar names as Casual Corner, Petite Sophisticate, August Max Woman, Pappagallo, Capezio, and Easy Spirit. The LensCrafters optical retailing business is the world's leading optical retailer, with 589 retail units.